UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

“BBVA, S.A.”, in compliance with article 82 of the Spanish Securities Market
Act (Ley de Mercado de Valores), hereby reports the following:

                             OTHER COMMUNICATIONS

Next 25th January 2006 at 9:30 hours, a meeting with institutional investors and analysts will be held in order to report the Banco Bilbao Vizcaya
Argentaria, S.A. results for the financial year 2005, and the outlook for
2006.

The presentation will take place in Madrid, Paseo de la Castellana, 81 and anyone who is interested can follow it over internet through the BBVA corporate website (www.bbva.com)

The recording of this presentation will be available to those interested at the BBVA website for a minimum period of one month.

In order to facilitate comparative analysis of the results that will be presented, we attach a table on the final effects of implementing the
International Accounting Standards to the results of all four quarters of 2004 and the first three quarters of 2005. The information is broken down by quarters and by business areas.

                                     BBVA GROUP

================================================================================
                        Year 2004    Year 2005
                        1Q04  2Q04  3Q04  4Q04  1Q05  2Q05  3Q05
NET INTEREST INCOME  1.469  1.579  1.507  1.605  1.561  1.822  1.826
NET INCOME EQUITY METHOD22  22  26  27  23  28  28
NET FEE INCOME          833  848  861  872  899  954  1.022
INCOME FROM INSURANCE
ACTIVITIES       98  95  102  95  96  123  130
CORE REVENUES          2.422  2.544  2.495  2.599  2.579  2.926  3.006
NET TRADING INCOME  240  302  228  289  299  341  255
ORDINARY REVENUES  2.662  2.847  2.723  2.888  2.878  3.267  3.261
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 18  37  21  51  28  40  43
GENERAL ADMINISTRATIVE
EXPENSES         -1.260  -1.248  -1.240  -1.350  -1.317  -1.404  -1.461
DEPRECIATION AND
AMORTIZATION     -113  -111  -114  -110  -102  -105  -117
OTHER OPERATING
INCOME & EXPENSES  -32  -27  -24  -26  -31  -9  -27
OPERATING PROFIT  1.275  1.497  1.366  1.453  1.457  1.789  1.699
IMPAIRMENT LOSSES ON
FINANCIAL ASSETS  -230  -183  -183  -362  -123  -202  -234
LOAN LOSS PROVISIONS  -225  -187  -183  -189  -118  -187  -227
OTHER IMPAIRMENT LOSSES -6  4  0  -173  -5  -15  -7
OTHER PROVISIONS  -289  -226  -199  -137  -131  -123  -75
OTHER GAIN/LOSSES  284  18  20  32  -1  57  15
SALE OF FINANCIAL STAKES 240  22  21  25  4  13  3
OTHER            44  -4  0  6  -4  45  13
PRE-TAX PROFIT   1.040  1.107  1.004  986  1.203  1.522  1.406
CORPORATE INCOME TAX  -310  -237  -277  -204  -337  -451  -418
NET INCOME          730  870  726  782  866  1.070  988
MINORITY INTERESTS  -39  -51  -52  -44  -50  -72  -73
NET ATRIBUTABLE PROFIT  691  819  674  739  815  998  914

================================================================================

RETAIL BANKING IN SPAIN AND PORTUGAL

                        Year 2004    Year 2005
                        1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05
NET INTEREST INCOME 730 763 746 776 768 800 799
NET INCOME EQUITY METHOD1   1  1  -1  0  0  1
NET FEE INCOME   354  364 369  390 374  394     406
INCOME FROM
INSURANCE ACTIVITIES 68 64 63 63 75 75 79
CORE REVENUES          1.153  1.190  1.179  1.228  1.218  1.269  1.284
NET TRADING INCOME  12  12  16  15  16  34  34
ORDINARY REVENUES  1.165  1.203  1.194  1.243  1.234  1.303  1.318
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 7  5  7  8  6  8  3
GENERAL ADMINISTRATIVE
EXPENSES         -545  -545  -543  -547  -552  -564  -569
DEPRECIATION AND
AMORTIZATION     -29  -26  -27  -25  -24  -24  -29
OTHER OPERATING
INCOME & EXPENSES  9  12  7  9  10  14  17
OPERATING PROFIT  608  648  639  688  673  738  741
IMPAIRMENT LOSSES ON
FINANCIAL ASSETS  -69  -111  -102  -127  -53  -159  -104
LOAN LOSS PROVISIONS  -69  -111  -102  -127  -55  -160  -105
OTHER IMPAIRMENT LOSSES 0  0  0  0  2  1  1
OTHER PROVISIONS  -3  -1  2  -3  2  -1  -4
OTHER GAIN/LOSSES  7  0  1  3  -2  16  2
SALE OF FINANCIAL
STAKES           0  0  1  1  0  8  2
OTHER            7  0  -1  2  -2  8  0
PRE-TAX PROFIT   544  536  540  561  620  594  636
CORPORATE INCOME TAX  -186  -187  -181  -197  -215  -204  -223
NET INCOME          358  349  360  364  405  391  412
MINORITY INTERESTS  -1  -1  -1  -1  -1  -1  -1
NET ATRIBUTABLE PROFIT  357  348  358  363  403  390  411

================================================================================

FINANCIAL SERVICES

                        Year 2004    Year 2005
                        1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05
NET INTEREST INCOME  717 746 732 762 752 787 787
NET INCOME EQUITY METHOD 0 0  0  0  0  0  0
NET FEE INCOME   323  337  342  356  348  357  379
INCOME FROM INSURANCE
ACTIVITIES   0  0  0  0  0  0  0
CORE REVENUES          1.040  1.082  1.074  1.117  1.100  1.144  1.167
NET TRADING INCOME  11  11  14  14  16  29  30
ORDINARY REVENUES  1.051  1.093  1.089  1.132  1.116  1.173  1.196
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 7  5  7  8  6  8  4
GENERAL ADMINISTRATIVE
EXPENSES          -505  -505  -502  -502  -510  -521  -526
DEPRECIATION AND
AMORTIZATION          -26  -23  -24  -22  -20  -20  -25
OTHER OPERATING INCOME
& EXPENSES       9  12  8  9  10  15  18
OPERATING PROFIT  537  583  577  624  601  654  667
IMPAIRMENT LOSSES
ON FINANCIAL ASSETS  -64  -106  -97  -121  -53  -158  -101
LOAN LOSS PROVISIONS  -64  -106  -97  -121  -53  -158  -101
OTHER IMPAIRMENT LOSSES 0  0  0  0  0  0  1
OTHER PROVISIONS  -1  0  0  -2  2  0  -1
OTHER GAIN/LOSSES  8  0  3  2  -2  17  4
SALE OF FINANCIAL
STAKES           0  0  1  0  0  8  2
OTHER            8  0  1  2  -2  9  2
PRE-TAX PROFIT   480  477  483  503  549  514  570
CORPORATE INCOME TAX  -165  -167  -167  -176  -191  -177  -198
NET INCOME          315  310  315  327  358  337  372
MINORITY INTERESTS  -1  0  -1  -1  -1  -1  -1
NET ATRIBUTABLE PROFIT  314  310  315  326  357  336  371

================================================================================

ASSET MANAGEMENT AND PRIVATE BANKING

                       Year 2004    Year 2005
                       1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05
NET INTEREST INCOME  7  9  8  9  9  9  8
NET INCOME EQUITY METHOD 0 1  0  0  0 0 0
NET FEE INCOME   55 53 54 57  55  60  58
INCOME FROM INSURANCE
ACTIVITIES   0  0  0  0  0  0  0
CORE REVENUES   62  63  62  66  64  70  66
NET TRADING INCOME  1  0  0  0  0  1  1
ORDINARY REVENUES  63  62  62  66  65  71  68
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 0  0  0  0  0  0  0
GENERAL ADMINISTRATIVE
EXPENSES   -19  -17  -19  -20  -19  -19  -19
DEPRECIATION AND
AMORTIZATION   -1  -1  -1  -1  -1  -1  -1
OTHER OPERATING INCOME
& EXPENSES   0  0  0  0  0  0  0
OPERATING PROFIT  43  44 42  44  44  51  47
IMPAIRMENT LOSSES ON
FINANCIAL ASSETS  0  -2 0  1  -1  -2  0
LOAN LOSS PROVISIONS  0  -2  0  1  -1  -2  0
OTHER IMPAIRMENT LOSSES 0  0  0  0  0  0  0
OTHER PROVISIONS  0  0  0  0  0  0  0
OTHER GAIN/LOSSES  0  0  -1  1  0  0  -1
SALE OF FINANCIAL
STAKES            0  0  0  1  0  0  0
OTHER     0  0  -1  0  0  0  -1
PRE-TAX PROFIT   43  42  41  46  43  48 47
CORPORATE INCOME TAX  -15  -14  -14  -16  -15  -17 -16
NET INCOME   28  27  27  30  28  32  30
MINORITY INTERESTS  0  0  0  0  0  0  0
NET ATRIBUTABLE PROFIT  28  27  27  30  28  32   30

================================================================================

WHOLESALE AND INVESTMENT BANKING

                        Year 2004    Year 2005
                        1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05
NET INTEREST INCOME  115  103  91  114  88  124  103
NET INCOME EQUITY METHOD 13 14  13  63  12  11  11
NET FEE INCOME   48  48  44  49  54  56 65
INCOME FROM INSURANCE
ACTIVITIES   0  0  0  0  0  0  0
CORE REVENUES   176  166  149  226  154  192  179
NET TRADING INCOME  50  88  24  35  91  88  110
ORDINARY REVENUES 226  254  172  261  244  279  288
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 10  31  13  28  18  30  35
GENERAL ADMINISTRATIVE
EXPENSES   -78  -80  -81  -85  -85  -89  -88
DEPRECIATION AND
AMORTIZATION   -2  -2  -2  -2  -2  -2  -2
OTHER OPERATING
INCOME & EXPENSES  -1  -1  -2  1  -1  19  0
OPERATING PROFIT  156  202 101  204  176  237  234
IMPAIRMENT LOSSES ON
FINANCIAL ASSETS  -36  -55  -74  -68  -20  -18  -13
LOAN LOSS PROVISIONS  -36  -55  -74  -68  -20  -18  -13
OTHER IMPAIRMENT LOSSES 0  0  0  0  0  0  0
OTHER PROVISIONS  6  -1  1  1  0  4  3
OTHER GAIN/LOSSES  -4  28  21  12  6  7  0
SALE OF FINANCIAL
STAKES                  0  20  18  3  3  4  0
OTHER                  -4  8  3  9  2  3  1
PRE-TAX PROFIT          121  174  49  148  161  230  225
CORPORATE INCOME TAX  -34  -43  14  -21  -48  -62  -57
NET INCOME          87  131  63  127  113  168  168
MINORITY INTERESTS  0  -1  0  -3  -1  -1  -1
NET ATRIBUTABLE PROFIT  87  130  63  124  112  167  167

================================================================================

WHOLESALE BANKING

                        Year 2004    Year 2005
                        1Q04  2Q04  3Q04  4Q04  1Q05  2Q05  3Q05
NET INTEREST INCOME  122  103  103  105  111  121  109
NET INCOME EQUITY METHOD 0  0  0  0  0  0  0
NET FEE INCOME   38  42  40  36  41  44  51
INCOME FROM INSURANCE
ACTIVITIES   0  0  0  0  0  0  0
CORE REVENUES   160  145  144  140  153  165  161
NET TRADING INCOME  9  9  10  3  14  19  9
ORDINARY REVENUES  168  155  154  144  166  184  170
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 0 0       0 0  0  0  0
GENERAL ADMINISTRATIVE
EXPENSES   -43  -41 -41  -44  -43  -45  -44
DEPRECIATION AND
AMORTIZATION   -1  -1  -1  -1  -1  -1  -1
OTHER OPERATING
INCOME & EXPENSES  0  -1  -1  0  0  19  0
OPERATING PROFIT 123  112 111  98  122  156  124
IMPAIRMENT LOSSES
ON FINANCIAL ASSETS  -32  -48  -68  -65  -14  -22  -13
LOAN LOSS PROVISIONS  -32  -48  -68  -65  -14  -22  -13
OTHER IMPAIRMENT LOSSES 0  0  0  0  0  0  0
OTHER PROVISIONS  6  -1  1  0  0  3  1
OTHER GAIN/LOSSES  1  1  2  7  0  1  0
SALE OF FINANCIAL
STAKES                  0  0  0  1  0  0  0
OTHER                  1  1  2  6  0  1  0
PRE-TAX PROFIT          97  64  45  41  108  138  112
CORPORATE INCOME TAX  -33  -20  -12  -16  -36  -39  -39
NET INCOME          65  44  34  25  72  99  74
MINORITY INTERESTS  1  -1  0  0  0  0  0
NET ATRIBUTABLE PROFIT  65  44  34  25  72  99  74

================================================================================

MARKETS

                        Year 2004    Year 2005
                        1Q04 2Q04  3Q04  4Q04  1Q05  2Q05  3Q05
NET INTEREST INCOME  -1  2  -8  14  -17  7  -21
NET INCOME EQUITY METHOD 0  0  0  0  0  0  0
NET FEE INCOME   11  8  4  14 15  13 15
INCOME FROM INSURANCE
ACTIVITIES   0  0  0  0  0  0  0
CORE REVENUES   11  10 -4  28 -2  20  -7
NET TRADING INCOME  37  86  -2  32  80  77  103
ORDINARY REVENUES  47  96  -6  60  78  96  96
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 0  0  0  0  0  0  0
GENERAL ADMINISTRATIVE
EXPENSES   -29  -33 -33 -36  -35  -35  -37
DEPRECIATION AND
AMORTIZATION   -1  0  0  0  0  0  0
OTHER OPERATING
INCOME & EXPENSES  0  0  0  0  0  0  0
OPERATING PROFIT  18  62  -39 23  43  61  59
IMPAIRMENT LOSSES
ON FINANCIAL ASSETS  -4  -6  -4  -3  -6  6  0
LOAN LOSS PROVISIONS  -4  -6  -4  -3  -6  6  0
OTHER IMPAIRMENT LOSSES 0  0  0  0  0  0  0
OTHER PROVISIONS  0  0  0  0  0  0  0
OTHER GAIN/LOSSES  -6  3  0  0  0  0  1
SALE OF FINANCIAL
STAKES                  0  0  0  0  0  0  0
OTHER              -6  3  0  0  0  0  1
PRE-TAX PROFIT    9  59  -44  20  37  67  60
CORPORATE INCOME TAX  1  -16  31  -3  -11  -20  -10
NET INCOME          9  42  -12  17  26  47  50
MINORITY INTERESTS  0  0  0  -2  -1  -1  -1
NET ATRIBUTABLE PROFIT  9  42  -12  15  25  47  49

================================================================================

AMERICA

                        Year 2004    Year 2005
                        1Q04  2Q04  3Q04  4Q04  1Q05  2Q05  3Q05
NET INTEREST INCOME  652  717  740  756  799  929  1.005
NET INCOME EQUITY METHOD 2  -5  1  2  -1  0  0
NET FEE INCOME          424  436  443  432  459  492  535
INCOME FROM INSURANCE
ACTIVITIES          38  43  46  44  46  54  69
CORE REVENUES          1.116  1.191  1.229  1.234  1.304  1.474  1.609
NET TRADING INCOME  70  30  41  107  -11  110  147
ORDINARY REVENUES  1.187  1.221  1.270  1.341  1.292  1.584  1.756
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 1  1  1  1  2  3  3
GENERAL ADMINISTRATIVE
EXPENSES          -545  -547  -553  -577  -584  -667  -712
DEPRECIATION AND
AMORTIZATION          -55  -53  -61  -57  -44  -56  -58
OTHER OPERATING
INCOME & EXPENSES  -36  -35  -36  -37  -37  -40  -42
OPERATING PROFIT  551  587  621  672  629  824  947
IMPAIRMENT LOSSES
ON FINANCIAL ASSETS  -96  -78  -52  -85  -52  -70  -131
LOAN LOSS PROVISIONS  -96  -78  -52  -85  -46  -58  -122
OTHER IMPAIRMENT LOSSES 0  0  0  0  -6  -13  -9
OTHER PROVISIONS  -41  -41  -50  -55  -42  -43  -5
OTHER GAIN/LOSSES  20  -17  -11  10  -9  43  -12
SALE OF FINANCIAL
STAKES                  0  1  0  15  0  0  1
OTHER             20  -17  -11  -5  -9  42  -14
PRE-TAX PROFIT    434  452  509  541  527  753  799
CORPORATE INCOME TAX  -146  -113  -137  -137  -141  -203  -226
NET INCOME       288  339  371  404  386  551  573
MINORITY INTERESTS  -74  -47  -44  -43  -52  -62  -60
NET ATRIBUTABLE PROFIT  213  292  328  362  334  489  512

================================================================================

BANCOMER BANKING GROUP

                        Year 2004    Year 2005
                        1Q04  2Q04  3Q04  4Q04  1Q05 2Q05  3Q05
NET INTEREST INCOME  387  432  460  484  532  589  652
NET INCOME EQUITY METHOD 1  -4  0  1  0  0  0
NET FEE INCOME   194  192  200  190  211  225  266
INCOME FROM INSURANCE
ACTIVITIES   0  0  0  0  0  0  0
CORE REVENUES   582  620  660  675  742  814  918
NET TRADING INCOME  34  5  17  70  -43  71  85
ORDINARY REVENUES  616  625  677  745  700  886  1.003
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 0  0  0  0  -1  -1  -1
GENERAL ADMINISTRATIVE
EXPENSES          -255  -258  -270  -279  -292  -328  -340
DEPRECIATION AND
AMORTIZATION          -30  -27  -30  -31  -23  -33  -27
OTHER OPERATING
INCOME & EXPENSES  -30  -30  -21  -25  -25  -30  -32
OPERATING PROFIT  302  310  356  410  358  492  604
IMPAIRMENT LOSSES
ON FINANCIAL ASSETS  -80  -61  -44  -23  -37  -45  -107
LOAN LOSS PROVISIONS  -80  -61  -44  -23  -34  -40  -96
OTHER IMPAIRMENT LOSSES 0  0  0  0  -4  -4  -11
OTHER PROVISIONS  -16  -11  -21  -30  -29  -31  16
OTHER GAIN/LOSSES  -16  -2  -5  4  -6  6  -8
SALE OF FINANCIAL
STAKES            0  0  0  1  0  0  0
OTHER                  -16  -2  -5  3  -6  6  -8
PRE-TAX PROFIT          190  237  286  361  286  423  504
CORPORATE INCOME TAX  -48  -64  -87  -112  -91  -128  -157
NET INCOME          141  173  199  249  195  295  347
MINORITY INTERESTS  -31  -1  0  -1  0  0  0
NET ATRIBUTABLE PROFIT  111  172  199  248  195  294  347

================================================================================

REST OF BANKS (LATAM)

                        Year 2004    Year 2005
                        1Q04  2Q04  3Q04  4Q04  1Q05  2Q05  3Q05
NET INTEREST INCOME  249  267  264  254  254  318  334
NET INCOME EQUITY METHOD 1  -1  1  1  0  0  0
NET FEE INCOME   89  91  98  103  97  117  123
INCOME FROM INSURANCE
ACTIVITIES   0  0  0  0  0  0  0
CORE REVENUES   338  358  362  357  351  435  457
NET TRADING INCOME  22  20  11  22  21  28  42
ORDINARY REVENUES  361  378  374  380  372  464  499
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 0  0  0  0  0  0  0
GENERAL ADMINISTRATIVE
EXPENSES          -181  -181  -181  -197  -192  -229  -254
DEPRECIATION AND
AMORTIZATION          -18  -18  -19  -17  -13  -15  -20
OTHER OPERATING
INCOME & EXPENSES  -9  -7  -10  -8  -8  -9  -11
OPERATING PROFIT  153  171  163  159  159  210  214
IMPAIRMENT LOSSES
ON FINANCIAL ASSETS  -16  -16  -6  -61  -20  -25  -23
LOAN LOSS PROVISIONS  -16  -16  -6  -61  -17  -17  -25
OTHER IMPAIRMENT LOSSES 0  0  0  0  -2  -8  2
OTHER PROVISIONS  -22  -29  -30  -20  -10  -13  -20
OTHER GAIN/LOSSES  45  -5  -6  -7  -2  29  -4
SALE OF FINANCIAL
STAKES                  0  0  0  0  0  0  0
OTHER             45  -5  -6  -7  -2  29  -4
PRE-TAX PROFIT          160  122  121  72  127  201  166
CORPORATE INCOME TAX  -74  -28  -26  -6  -23  -49  -39
NET INCOME       86  93  95  66  104  152  127
MINORITY INTERESTS  -28  -31  -29  -25  -32  -42  -39
NET ATRIBUTABLE PROFIT  58  62  66  41  73  111  88

================================================================================

PENSION & INSURANCE COMPANIES IN AMERICA

                        Year 2004    Year 2005
                        1Q04  2Q04  3Q04  4Q04  1Q05  2Q05  3Q05
NET INTEREST INCOME  4  5  5  5  2  5  4
NET INCOME EQUITY METHOD 0 0  0  0  0  -1  0
NET FEE INCOME   93  99  96  87  97  104  110
INCOME FROM INSURANCE
ACTIVITIES   49  54  57  56  55  63  76
CORE REVENUES   146  157  158  148  154  171  189
NET TRADING INCOME  11  1  10 11  8  9  17
ORDINARY REVENUES  156  158  168  159  161  180  207
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 2  2  2  2  3  4  4
GENERAL ADMINISTRATIVE
EXPENSES   -77  -77  -81 -77  -74  -84  -99
DEPRECIATION AND
AMORTIZATION   -4  -5  -5  -5  -3  -3  -6
OTHER OPERATING
INCOME & EXPENSES  3  3  2  3  1  5  6
OPERATING PROFIT  80  81  86  82  89  101  112
IMPAIRMENT LOSSES
ON FINANCIAL ASSETS  0  0  0  0  0  0  0
LOAN LOSS PROVISIONS  0  0  0  0  0  0  0
OTHER IMPAIRMENT LOSSES 0  0  0  0  0  0  0
OTHER PROVISIONS  0  0  0  0  -2  1  0
OTHER GAIN/LOSSES  -9  -9  0  13  0  8  0
SALE OF FINANCIAL
STAKES           0  1  0  14  0  0  1
OTHER             -9  -9  0  -1  0  8  -2
PRE-TAX PROFIT    71  73  85  95  86  111  111
CORPORATE INCOME TAX  -26  -23  -27  -22  -29  -28  -33
NET INCOME          44  50  59  73  57  83  78
MINORITY INTERESTS  -7  -4  -7  -7  -9  -10  -11
NET ATRIBUTABLE PROFIT  38  46  52  65  48  73  67

================================================================================

CORPORATE ACTIVITIES

                        Year 2004    Year 2005
                        1Q04  2Q04 3Q04  4Q04  1Q05  2Q05  3Q05
NET INTEREST INCOME  -28  -3  -71  -40  -94  -32  -80
NET INCOME EQUITY METHOD 6  12  11  -38 12  17  16
NET FEE INCOME   6  0  5  0  12  12  16
INCOME FROM INSURANCE
ACTIVITIES   -8  -11  -6  -12  -25  -5  -18
CORE REVENUES   -24  -3  -61  -90  -96  -8  -65
NET TRADING INCOME  107  173  148  132  204  110  -36
ORDINARY REVENUES  84  170  86  42  108  101  -101
NET REVENUES FROM
NON-FINANCIAL ACTIVITIES 0  0  0  15  2  -1  1
GENERAL ADMINISTRATIVE
EXPENSES          -93  -76  -64  -142  -96  -85  -92
DEPRECIATION AND
AMORTIZATION          -27  -30  -25  -25  -33  -23  -28
OTHER OPERATING
INCOME& EXPENSES  -4  -4  7  0  -2  -2  -2
OPERATING PROFIT  -40  60  5  -110  -21  -10  -223
IMPAIRMENT LOSSES
ON FINANCIAL ASSETS  -29  61  44  -81  2  46  14
LOAN LOSS PROVISIONS  -24  57  44  91  3  49  13
OTHER IMPAIRMENT LOSSES -6  4  0  -173  -1  -3  1
OTHER PROVISIONS  -251  -183  -152  -79  -91  -83  -69
OTHER GAIN/LOSSES  261  7  9  6  5  -8  25
SALE OF FINANCIAL
STAKES                  240  1  1  6  0  0  0
OTHER                  21  6  8  0  4  -8  25
PRE-TAX PROFIT          -59  -55  -94  -264  -106  -56  -253
CORPORATE INCOME TAX  56  106  27  151  67  17  88
NET INCOME        -3  52  -68  -113  -39  -39  -165
MINORITY INTERESTS  37  -3  -7  3  5  -9  -11
NET ATRIBUTABLE PROFIT  34  49  -75  -110  -34  -48  -176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 20, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.